Exhibit 1

NEWS

FOR IMMEDIATE RELEASE

FORTISSIMO CAPITAL TO INVEST $12 MILLION IN NUR MACROPRINTERS

Lender banks agreed to restructure NUR’s outstanding bank debt

        LOD, Israel, September 12, 2005 – NUR Macroprinters Ltd. (NURM.PK), a leading supplier of wide-format inkjet production printing systems for the out-of-home advertising market, today announced that it has reached a definitive agreement with Fortissimo Capital Fund (“Fortissimo”) to invest $12 million in NUR. NUR also announced that it, Fortissimo and NUR’s three lender banks entered into definitive agreements. The banks agreed to convert $14 million of NUR’s outstanding debt into warrants to purchase ordinary shares, to convert $5 million into a non-interest bearing 3-year subordinated note, repayment of $2 million of the debt within 1 year and replacement of the remaining $22 million with new credit facilities.

        The Fortissimo investment and the agreement with NUR’s lender banks have been approved by NUR’s board of directors. The closing of the Fortissimo investment and the agreement with NUR’s lender banks remain subject to shareholders’ approval, certain regulatory and tax authorities’ approvals, rulings as well customary closing conditions. NUR expects to schedule a meeting of the shareholders of NUR for October 2005 in order to seek the approval of its shareholders for the Fortissimo investment and the agreement with its lender banks.

        “During the past few weeks, we have conducted discussions with several potential investors” said David Amir, President and CEO of NUR. “We felt that Fortissimo’s offer is in the best interests of our Company, as it addresses the Company’s current financial needs, as well as the interests of our shareholders and those of the lender banks. With the completion of these transactions, we expect to achieve the financial stability needed to pursue our technological and business goals.”

        Yuval Cohen, the Managing Partner of Fortissimo, stated “Now that NUR’s financial situation is under control, we will be able to focus the company on growing its business by increasing sales and marketing activities, releasing new and innovative products and solutions and enhancing customer service and support. We strongly believe that NUR’s technology, product offering and multinational presence serve as a unique platform upon which to build and enhance NUR’s position as a leading manufacturer of wide and super wide format digital printing systems.”

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Fortissimo Investment:

        The definitive agreement with Fortissimo contemplates the issuance to Fortissimo of approximately 34.3 million ordinary shares at $0.35 per share and 5-year warrants to purchase up to 25.7 million ordinary shares at an exercise price of $0.40 per share. NUR has agreed to register the ordinary shares purchased, as well as the ordinary shares underlying the warrants.

        The Fortissimo investment will be made in 3 installments. The first installment of $5 million will be made on, and as a condition to, the closing of the Fortissimo investment; the second installment of $5 million will be made within 90 days of the closing of the Fortissimo investment; and the final $2 million installment will be made on the first anniversary of the closing of the Fortissimo investment and will be used to reduce NUR’s outstanding principal of outstanding bank debt by $2 million pursuant to the agreement reached with NUR’s lender banks. Upon closing of the Fortissimo investment NUR will issue ordinary shares and warrants in consideration for the second and third installments to an escrow agent, to be held in trust pending payment of the second and third installments of the Fortissimo investment.

        Upon closing of the first installment of the investment, Fortissimo will be entitled to elect a majority of the members of NUR’s board of directors. It is expected that upon closing of the Fortissimo investment the board will consist of 7 directors, 4 of which will be elected by Fortissimo. Yuval Cohen, the Managing Partner of Fortissimo, is expected to be appointed as chairman of NUR’s board of directors. NUR and Fortissimo also will enter into a management agreement which will become effective upon closing of the Fortissimo investment, for the services of all 4 board members, including the chairman, and other professional and management services to be provided by Fortissimo to NUR.

        Fortissimo may decide not to proceed with the investment in NUR if it becomes aware, prior to the closing of the investment, of an event having an adverse effect on NUR of more than $3 million, including circumstances preventing NUR from holding the general meeting of shareholders for approval of the investment on or before October 30, 2005. NUR has undertaken a “No Shop” obligation and other restrictions during the period ending October 21, 2005.

Agreement with NUR’s Lender Banks:

        The definitive agreement with NUR’s lender banks, Bank Hapoalim B.M., Bank Leumi le-Israel B.M. and Israel Discount Bank Ltd. contemplates, the conversion of an aggregate of $14 million of NUR’s outstanding bank debt into 5-year warrants to purchase up to 8 million ordinary shares at an exercise price of $0.35 per share, the conversion of $5 million of NUR’s outstanding bank debt into a non-interest bearing 3-year subordinated payable only in the event of NUR’s liquidation. The subordinated note will be assigned to Fortissimo under an agreement between Fortissimo and NUR’s lender banks. The agreement also calls for the $2 million third installment of the Fortissimo’s investment to be used to repay $2 million of the remaining debt on the first anniversary of the closing of the Fortissimo investment and the agreement with NUR’s lender banks. In addition, the Company has agreed to extend the expiration of 1.3 million existing warrants to purchase ordinary shares of the Company which were granted to the banks in the past by an additional period of 18 months. NUR has agreed to register the ordinary shares underlying the warrants.

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        NUR’s remaining $22 million of outstanding bank debt after the $2 million payment referenced above, will be rescheduled for repayment under new credit facility. The credit facility will be divided into a revolving short-term credit line in the amount of $11 million for a 6-year period, and a long-term loan in the amount of $11 million for a 10-year period. NUR will not be required to make any principal payments under the new long term loan for a period of two years. NUR will have the option to repay the long-term loan after six years from the inception date of the new credit facility.

ABOUT NUR MACROPRINTERS LTD.
NUR Macroprinters (NURM.PK) is a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From entry-level photo-realistic printers to high-throughput production presses, NUR’s complete line of cost-effective, reliable printing solutions and companion inks are helping customers in over 100 countries worldwide address the full spectrum of wide-format printing requirements. NUR customers, including commercial printing companies, sign printers, screen printers, billboard and media companies, photo labs, and digital printing service providers, count on NUR to help them deliver the high quality and fast turnaround they need to meet their clients’ exacting demands and succeed in today’s competitive marketplace. More information about NUR Macroprinters is available at www.nur.com.

ABOUT FORTISSIMO CAPITAL
Fortissimo Capital is a private equity fund investing in public and private technology companies that require capital to expand their business. Fortissimo is a long term investor and seeks to partner with management to facilitate growth and maximize value. Fortissimo is backed by 15 financial institutions including insurance companies, banks and pension funds. More information about Fortissimo Capital is available at www.ffcapital.com.

SAFE HARBOR:
This press release contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications and loss of market, our inability to secure the approval of our shareholders of the Fortissimo investment and/or the agreement with our lender banks, our inability to conclude the Fortissimo investment and the transactions contemplated by our agreement with our lender banks or our inability to secure additional funding to our present and future operations. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and NUR does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This press release is available at www.nur.com

Contact	David Seligman
Chief Financial Officer
Tel.+972 (54) 772-6559
Email: cfo@nur.com